UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)

TAYLOR DEVICES INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

877163105
(CUSIP Number)

December 31, 2018
(Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 877163105

(1)	Names of reporting persons Ira Sochet
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 331,377 (1)
(6) Shared voting power 0
(7) Sole dispositive power 331,377 (1)
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 331,377 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 9.6%
(12)	Type of reporting person (see instructions) IN

(1)
Includes 305,092 shares of common stock held by Ira Sochet Trust, 1,562 shares of common stock held by Sochet & Company, Inc., 5,499 shares of common stock held by Rocky Creek Village Senior Living, and 19,260 shares of common stock held by the Reporting Person's ROTH IRA, over which the Reporting Person has sole voting and dispositive control.

Item 1(a).	Name of Issuer

Taylor Devices, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

90 Taylor Drive
North Tonawanda, New York 14120-0748

Item 2.	Name of Person Filing

Ira Sochet

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the Reporting Person’s principal business office is 121 14th Street, Belleair Beach, Florida 33786.

Item 2(c).	Citizenship

United States.

Item 2(d).	Title of Class of Securities

Common Stock.

Item 2(e).	CUSIP No.

877163105.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	[ ]	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J); and

(k)	[ ]	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: __________________.

Item 4.	Ownership

The percentage of shares of the Issuer’s common stock as reported in this Amendment No. 2 to Schedule 13G is based upon 3,467,923 shares of the Issuer’s common stock outstanding on January 4, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2018.

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 331,377 shares of common stock. The shares of common stock beneficially owned by the Reporting Person include 305,092 shares of common stock held by Ira Sochet Trust, 1,562 shares of common stock held by Sochet & Company, Inc., 5,499 shares of common stock held by Rocky Creek Village Senior Living, and 19,260 shares of common stock held by the Reporting Person's ROTH IRA, over which the Reporting Person has sole voting and dispositive control.

Item 4(b).	Percent of Class: 9.6%.

Item 4(c).	Number of Shares as to Which the Reporting Person has:

(i)	Sole power to vote or to direct the vote	331,377
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	331,377
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2019	/s/ Ira Sochet
Ira Sochet